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                                  SCHEDULE T-O

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         HAMPTON ROADS BANKSHARES, INC.
                       (Name of Subject Company (Issuer))

                         HAMPTON ROADS BANKSHARES, INC.
                       (Name of Filing Person, the Issuer)

                         COMMON STOCK, $0.625 PAR VALUE
                         (Title of Class of Securities)

                                 Jack W. Gibson
                      President and Chief Executive Officer
                         Hampton Roads Bankshares, Inc.
                                201 Volvo Parkway
                           Chesapeake, Virginia 23320
                                 (757) 436-1000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with a copy to:
                                 Cindy A. Sabol
                             Chief Financial Officer
                         Hampton Roads Bankshares, Inc.
                                201 Volvo Parkway
                           Chesapeake, Virginia 23320

                            CALCULATION OF FILING FEE

Transaction valuation*                               Amount of filing fee:
         $3,000,000                                        $600.00

*Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 375,000 shares of Common Stock of Hampton Roads Bankshares, Inc. at the maximum tender offer purchase price of $8.00 per share in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11
(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    N/A       Form or Registration Number:   N/A
         Filing Party:              N/A       Date Filed:                    N/A



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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third party tender offer subject to Rule 14d-1.
[X]   issuer tender offer subject to Rule 13e-4.
[ ]   going private transaction subject to Rule 13e-3.
[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

This Tender Offer Statement on Schedule TO relates to the issuer tender offer of Hampton Roads Bankshares, Inc., a Virginia corporation, to purchase up to 375,000 shares of its Common Stock, $0.625 par value per share. Hampton Roads Bankshares, Inc. is offering to purchase these shares at a price of $8.00, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2001 to become effective on December 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule T-O.

ITEM 1. SUMMARY TERM SHEET.

The information under the heading "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

The name of the subject company is Hampton Roads Bankshares, Inc. The address and telephone number of its principal executive offices are: 201 Volvo Parkway, Chesapeake, Virginia 23320; (757) 436-1000.

The subject securities are Common Stock, $0.625 par value, of Hampton Roads Bankshares, Inc. The number of shares of the subject securities outstanding as of September 30, 2001, is 7,515,852.

Information about the trading market and price of the subject securities under "Section 8. Shares, Trading Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.




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ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The filing person is the subject company.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Information about the terms of the transaction under "Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 3. Procedure for Tendering Shares," "Section 4. Purchase of Shares and Payment of the Purchase Price," "Section 5. Withdrawal Rights," "Section 6. Material Federal Income Tax Consequences," "Section 10. Effect of Offer on Market for Shares; Registration under the 1934 Act," "Section 12. Certain Conditions of this Offer," "Section
13. Cancellation, Extension, Termination and Amendment," "Section 14. Fees and Expenses," and "Section 15. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) The subject company will purchase shares of the subject securities validly tendered and not withdrawn by its stockholders, including stockholders who may be officers, directors or affiliates of the subject company, on the terms and subject to the conditions contained in the Offer to Purchase and the related Letter of Transmittal.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The subject company is not aware of any agreement, arrangement or understanding (whether or not legally enforceable) between the subject company (or any director, executive officer or controlling stockholder of the subject company) and any other person with respect to securities of the subject company. Information under "Section 8. Information About Us" and "Section 9. Information about our Directors, Executive Officers and Controlling Stockholders" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information about the purpose of the transaction under "Section 2. Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

The information about plans or proposals under "Section 8. Information About Us" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information under "Section 15. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. None of the funds are expected to be borrowed.




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ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information under "Section 9. Information about our Directors, Executive Officers and Controlling Stockholders" and under "Section 16. Recent Transactions in Our Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information under "Section 14. Fees and Expenses" and "Section 17. Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offeror is a public reporting company under
Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR. The information under "Section 9. Information About Us" of the Offer to Purchase is incorporated herein by reference as to how financial disclosure documents can be obtained.

ITEM 11. ADDITIONAL INFORMATION.

The information under "Section 9. Information about our Directors, Executive Officers and Controlling Stockholders" and "Section 11. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (a)(1)   Not Applicable.
         (a)(2)   None.
         (a)(3)   Not applicable.
         (a)(4)   Not applicable.
         (a)(5)   None.
         (b)      None.

ITEM 12. EXHIBITS.

         The following exhibits are submitted herewith:

         (a):     (a)(1)   Offer to Purchase dated December 17, 2001
                  (a)(2)   Letter of Transmittal
                  (a)(3)   Form of letter to stockholders dated December 13,
                           2001 from the President and Chief Executive Officer
                           of Hampton Roads Bankshares, Inc.
                  (a)(4)   Financial Performance Summary
                  (a)(5)   Stock Price Comparison
         (b)      -(h)     None or not applicable





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ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2001

                                    Hampton Roads Bankshares, Inc.


                                    by: /s/ Jack W. Gibson
                                        ----------------------------------------
                                        Jack W. Gibson
                                        President and Chief Executive Officer








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